Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-113870

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This prospectus supplement, together with the base shelf prospectus to which it relates dated April 14, 2004 and each document deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Prospectus Supplement No. 2 dated June 1, 2004 to Short Form Base Shelf Prospectus dated April 14, 2004, as previously supplemented on May 18, 2004

US$230,000,000

2.75% CONVERTIBLE SENIOR DEBENTURES DUE 2023

Interest payable on April 15 and October 15

     Pursuant to the multijurisdictional disclosure system adopted by the Canadian securities regulatory authorities and the Securities and Exchange Commission (the “SEC”), we filed a short form base shelf prospectus (the “prospectus”), dated April 14, 2004, with the British Columbia Securities Commission (the “BCSC”), and a registration statement on Form F-10 containing the prospectus with the SEC. The prospectus may be used by the selling securityholders named therein in connection with resales of our 2.75% Convertible Senior Debentures due 2023 (the “debentures”) and the common shares issuable upon the conversion of the debentures (the “underlying shares”).

     The holders of the debentures and the underlying shares (together, the “registrable securities”) are entitled to the benefits of a registration rights agreement (the “Registration Rights Agreement”), dated as of October 10, 2003, among us and Citigroup Global Markets, Inc., J.P. Morgan Securities Inc., and Morgan Stanley & Co., Incorporated, as representatives of the initial purchasers of the debentures. Under the Registration Rights Agreement, any holder of registrable securities wishing to sell registrable securities pursuant to the prospectus must deliver a Notice and Questionnaire to us (each holder who has delivered a Notice and Questionnaire to us is referred to herein as an “electing holder”). Under the Registration Rights Agreement, we have agreed to file with the BCSC and the SEC the documents required to include in the prospectus the registrable securities held by electing holders.

     We are filing this prospectus supplement to include in the prospectus the registrable securities of electing holders who have signed, completed and delivered to us a Notice and Questionnaire since May 18, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

     This section amends and replaces the section in the prospectus entitled “Documents Incorporated by Reference”.

     We are “incorporating by reference” into the prospectus information we file with the BCSC, which means we are disclosing important information to you by referring you to those documents. The following documents filed by us with the BCSC are incorporated by reference into, and form an integral part of, the prospectus:

(1)	Annual Information Form, dated February 26, 2004, including 2003 Consolidated Annual Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, with respect thereto, both prepared in accordance with U.S. generally accepted accounting principles. “2003 Consolidated Financial Statements” means our 2003 consolidated financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon.

(2)	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (“2003 Canadian GAAP Consolidated Financial Statements”).

(3)	Management’s Discussion and Analysis of Financial Condition and Results of Operations, with respect to the 2003 Canadian GAAP Consolidated Financial Statements, prepared in accordance with Canadian generally accepted accounting principles.

(4)	Material change report, dated March 5, 2004, announcing that our board of directors has adopted a shareholders’ rights plan to replace the existing shareholders’ rights plan, which expired at the termination of our 2004 annual and special meeting of shareholders, held on May 5, 2004.

(5)	Material change report, dated March 22, 2004, announcing that Jay K. Taylor, our President and Chief Executive Officer, has advised our board of directors that he will be retiring from those offices on September 30, 2004.

(6)	Unaudited consolidated financial statements as at March 31, 2004 and for the three months ended March 31, 2004 and 2003, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations relating thereto.

     Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) after the date of the prospectus and prior to expiration of the effectiveness of the registration statement containing the prospectus is deemed to be incorporated by reference into the prospectus.

     Any statement contained in the prospectus or in a document incorporated or deemed to be incorporated by reference therein will be deemed to be modified or superseded for purposes of the prospectus to the extent that a statement contained in the prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the prospectus modifies and supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of the prospectus.

     We will provide, without charge, to each person to whom a copy of the prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into the prospectus. Requests for such copies should be directed to the Secretary, Placer Dome Inc., P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1, telephone (604) 682-7082.

SELLING SECURITYHOLDERS

     The following table lists all electing holders as of the date of this prospectus supplement, based upon the information given to us by those electing holders.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold (US$)
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer	10,000
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer	10,000
Advisory Convertible Arbitrage Fund (I) L.P.	1,200,000
Aftra Health Fund	110,000
Alcon Laboratories	557,000
Alexandra Global Master Fund Ltd.	5,000,000
Allstate Insurance Company	1,000,000
Allstate Life Insurance Company	1,500,000
American Fidelity Assurance Company	975,000
American Investors Life Insurance Co.	200,000
Amerisure Mutual Insurance Company	495,000
AmerUS Life Insurance Co.	5,200,000
Arapahoe County Colorado	69,000
Arkansas PERS	1,320,000
Arlington County Employees Retirement System	1,150,000
Asante Health Systems	143,000
Attorney’s Title Insurance Fund	65,000
Bankers Life Insurance Company of New York	100,000
Beamtenversicherungskasse des Kantons Zurich	5,300,000
Bernische Lehrerversicherungkasse	1,100,000
British Virgin Islands Social Security Board	126,000
City and County of San Francisco Retirement System	2,129,000
City of New Orleans	293,000
City University of New York	217,000
Citigroup Global Markets Inc.	2,656,000
Convertible Securities Fund	65,000
CNH CA Master Account, LP	500,000
DB Equity Opportunities Master Portfolio	400,000
DBAG London	100,000
DaimlerChrysler Corp. Emp. #1 Pension Plan dtd 4/1/89	5,185,000
Defined Benefit Plan of Zeneca AG Products Holdings, Inc.	120,000
Delaware Public Employees Retirement System	2,235,000
Delta Airlines Master Trust	440,000
Deutsche Bank Securities Inc.	3,530,000
DKR Saturn Event Driven Holding Fund Ltd.	2,000,000
DKR Saturn Special Situations Holding Fund Ltd.	2,000,000
DKR SoundShore Strategic Holding Fund Ltd.	4,000,000
Dodeca Fund, L.P.	850,000
Duke Endowment	340,000
Family Service Life Insurance Co.	100,000
Franklin and Marshall College	295,000
Froley Revy Investment Convertible Security Fund	110,000
Gemini Sammelstiftung zur Forderung der Personalvorsorge	280,000

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold (US$)
Georgia Municipal Employees Benefit System	939,000
GLG Global Convertible Fund	8,000,000
GLG Global Convertible UCITS Fund	3,000,000
GLG Market Neutral Fund	17,000,000
Grady Hospital Foundation	192,000
Guardian Life Insurance Co.	5,300,000
Guardian Pension Trust	600,000
Hamburger Pensionkasse von 1905 VvaG	115,000
Independence Blue Cross	572,000
Indianapolis Life Insurance Co.	16,875,000
Inflective Convertible Opportunity Fund I, L.P.	30,000
Innovest Finanzdienstle	1,685,000
Jeffries Umbrella Fund Global Convertible Bonds	1,880,000
Jeffries Umbrella Fund US Convertible Bonds	200,000
JMG Capital Partners LP	29,200,000
JMG Triton Offshore Fund, Ltd.	30,450,000
Jackson County Employees’ Retirement System	275,000
LDG Limited	78,000
Lexington Vantage Fund	8,000
Lighthouse Multi-Strategy Master Fund Ltd.	150,000
Louisiana CCRF	150,000
MLQA Convertible Securities Arbitrage Ltd	10,000,000
McMahan Securities Co. L.P.	840,000
Mainstay Convertible Fund	2,290,000
Mainstay VP Convertible Fund	1,230,000
Managed Assets Trust	50,000
Maystone Continuum Master Fund Ltd.	4,250,000
Mellon HBU Master Convertible Arbitrage Fund LP	400,000
Mellon HBU Master Multi-Strategy Fund LP	100,000
Merrill Lynch Insurance Group	461,000
Mint Hite Fund LP	100,000
Morgan Stanley Allocator Fund	370,000
Morgan Stanley Convertible Securities Trust	1,350,000
Municipal Employees	344,000
National Benefit Life Insurance Company	6,000
Nations Convertible Securities Fund	8,435,000
New Orleans Firefighters Pension/Relief Fund	195,000
New York Life Insurance Company (Post 82)	2,460,000
New York Life Insurance Company (Pre 82)	1,130,000
New York Life Separate Account #7	40,000
Nicholas Applegate Capital Management Investment Grade Convertible	20,000
Nisswa Master Fund Ltd.	450,000
Norcal Mutual Insurance Company	355,000
Occidental Petroleum Corporation	387,000
Ohio Bureau of Workers Compensation	249,000
Pacific Life Insurance Company	250,000
Pensionkasse der Antalis AG	70,000
Pensionkasse der Ems-Chemie AG	90,000
Pensionkasse der Ems-Dottikon AG	140,000
Pensionkasse der Lonza AG	200,000
Pensionkasse der Rockwell Automation AG	90,000
Pensionkasse Pluss-Staufer AG	80,000
Pensionkasse Vantico	140,000
Personalfursorgestiftung der Gebaudeversicherung des Kantons Bern	290,000

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned That May Be Sold (US$)
Personalvorsorge der PV Promea	240,000
Pioneer High Yield Fund	55,850,000
Pioneer High Yield VCT Portfolio	250,000
Pioneer U.S. High Yield Corp. Bond Sub Fund	1,250,000
Policeman and Fireman Retirement System of the City of Detroit	730,000
Primerica Life Insurance Company	56,000
Pro-mutual	1,077,000
Prudential Insurance Co. of America	15,000
Pyramid Equity Strategies Fund	100,000
Quest Global Convertible Master Fund Ltd.	1,350,000
Recon Arbitrage Master Fund, Ltd.	3,000,000
SC Cowen Securities Corp.	2,000,000
Southern Farm Bureau Life Insurance Company	1,475,000
Sphinx Fund	53,000
State Employees’ Retirement Fund of the State of Delaware	1,290,000
State of Florida Division of Treasury	950,000
State of Maryland Retirement Agency	4,616,000
State of Oregon/Equity	4,125,000
State Street Bank Custodian for GE Pension Fund	2,595,000
Teachers Insurance and Annuity Association of America	2,500,000
The Grable Foundation	120,000
Thrivent Financial for Lutherans (Swanbird & Co. nominee)	1,500,000
TQA Master Fund Ltd.	768,000
TQA Master Plus Fund Ltd.	702,000
The Travelers Insurance Company – Life	392,000
The Travelers Insurance Company – Separate Account TLAC	11,000
The Travelers Life and Annuity Company	29,000
Travelers Series Trust Convertible Bond Portfolio	100,000
Triborough Partners International Ltd.	4,620,000
Triborough Partners LLC	1,980,000
Trustmark Insurance	489,000
United Overseas Bank (USD)	20,000
United Overseas Bank (SGD)	55,000
Universal Investment Gesellschaft MBH	1,350,000
Van Kampen Harbour Fund	1,900,000
Victus Capital, LP	2,000,000
Xavex — Convertible Arbitrage 7 Fund	150,000
Zeneca Holdings Pension Fund	290,000
Zurich Institutional Benchmarks Master Fund, Ltd.	162,000

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